UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 28, 2014

ZILLOW, INC.

(Exact name of registrant as specified in its charter)

Washington	001-35237	20-2000033
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

	1301 Second Avenue, Floor 31, Seattle, Washington	98101
	(Address of principal executive offices)	(Zip Code)

(206) 470-7000

https://twitter.com/zillow

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 28, 2014, Zillow, Inc., a Washington corporation (“Zillow”), Zebra Holdco, Inc., a Washington corporation (“HoldCo”), and Trulia, Inc., a Delaware corporation (“Trulia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Zillow will acquire Trulia.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) a newly-organized Washington corporation, and wholly owned subsidiary of HoldCo (“Zillow Merger Sub”), will merge with and into Zillow (the “Zillow Merger”), with Zillow as the surviving entity, and (ii) a newly-organized Delaware corporation, and wholly owned subsidiary of HoldCo (“Trulia Merger Sub”), will merge with and into Trulia (the “Trulia Merger” and, together with the Zillow Merger, the “Mergers”), with Trulia as the surviving entity. As a result of the Mergers, both Zillow and Trulia will become wholly-owned subsidiaries of HoldCo.

Pursuant to the terms of the Merger Agreement, at the effective time of the Zillow Merger (the “Zillow Merger Effective Time”), by virtue of the Zillow Merger and without any action on the part of any shareholder, (i) each share of Class A common stock, par value $0.0001 per share, of Zillow (“Zillow Class A Common Stock”) will be converted into the right to receive one share of Class A common stock, par value $0.0001 per share, of HoldCo (“HoldCo Class A Common Stock”), and (ii) each share of Class B common stock, par value $0.0001 per share, of Zillow (“Zillow Class B Common Stock”) will be converted into the right to receive one share of Class B common stock, par value $0.0001 per share, of HoldCo. The Merger Agreement provides that, at the Zillow Merger Effective Time, all Zillow equity awards as of immediately prior to the Zillow Merger Effective Time will be assumed by HoldCo.

Pursuant to the terms of the Merger Agreement, at the effective time of the Trulia Merger (the “Trulia Merger Effective Time”), by virtue of the Trulia Merger and without any action on the part of any stockholder, each share of common stock, par value $0.00001 per share, of Trulia (“Trulia Common Stock”), will be converted into the right to receive 0.444 of a share of HoldCo Class A Common Stock. The Merger Agreement provides that, at the Trulia Merger Effective Time, all Trulia equity awards as of immediately prior to the Trulia Merger Effective Time will be assumed by HoldCo.

The Trulia Merger Effective Time is expected to occur promptly after the Zillow Merger Effective Time.

Listing of HoldCo Class A Common Stock and Percentage Ownership of HoldCo

The shares of HoldCo Class A Common Stock are expected to be listed on the NASDAQ Global Select Market. Based on the number of shares of Zillow Class A Common Stock, Zillow Class B Common Stock and the number of shares of Trulia Common Stock, in each case, expected to be issued and outstanding immediately prior to the effective time of the Mergers, it is expected that, immediately following the effective time of the Mergers, the former shareholders of Zillow will own approximately 67% of HoldCo and the former stockholders of Trulia will own approximately 33% of HoldCo.

Governance

HoldCo will have a Board of Directors consisting initially of ten directors, including the eight individuals who are members of the Board of Directors of Zillow (the “Zillow Board”) immediately prior to the Zillow Merger Effective Time and two members of the existing Board of Directors of Trulia (the “Trulia Board”) who are mutually agreed to by Zillow and Trulia.

Merger Agreement

Each of Zillow and Trulia has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants: (a) to conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the Mergers; (b) not to solicit competing proposals during such period; (c) to convene and hold meetings of Zillow’s shareholders and Trulia’s stockholders to approve the Mergers; and (d) that, subject to certain exceptions, the Zillow Board and the Trulia Board will each recommend that their respective shareholders or stockholders approve the Mergers.

Consummation of the Zillow Merger and the Trulia Merger are each subject to customary conditions, including: (a) approval of the Merger Agreement by Zillow’s shareholders and Trulia’s stockholders; (b) expiration or termination of the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) absence of any applicable restraining order or injunction prohibiting the Mergers; (d) effectiveness of a registration statement on Form S-4; (e) absence of a material adverse effect with respect to each of Zillow and Trulia; (f) accuracy of the representations and warranties of each party, subject to specified materiality thresholds; (g) performance in all material respects by each party of its obligations under the Merger Agreement; (h) authorization for listing the HoldCo Class A Common Stock on the NASDAQ Global Select Market; and (i) with respect to Zillow, the absence of certain legal proceedings that seek to restrain the Mergers or restrict the businesses of Zillow or Trulia.

The Merger Agreement contains termination rights for Trulia and Zillow applicable upon: (a) a final non-appealable order or other action prohibiting the Mergers; (b) the eighteen-month anniversary of the date of the Merger Agreement; (c) the failure of either Zillow’s shareholders or Trulia’s stockholders to approve the Mergers by the required vote; (d) a breach by the other party that cannot be cured within 30 days’ notice of such breach, if such breach would result in the failure of the conditions to closing set forth in the Merger Agreement; (e) certain “triggering events,” including a change in recommendation relating to the Mergers by the other party’s Board; and (f) in certain circumstances, Trulia’s entry into a contract with respect to a superior proposal.

If the Merger Agreement is terminated in certain circumstances, Zillow or Trulia, as applicable, would be required to pay the other a termination fee of $69.8 million. In addition, the Merger Agreement provides that, in certain other circumstances, Zillow would be required to pay Trulia a termination fee of $150 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Zillow, Trulia, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Zillow’s shareholders and Trulia’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Zillow, Trulia, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Zillow and Trulia.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain members of the Trulia Board entered into voting agreements with Zillow (collectively, the “Trulia Voting Agreements”) pursuant to which such individuals have agreed, among other things, to vote their respective shares of Trulia Common Stock for the adoption of the Merger Agreement and against any proposal made in opposition to, or in competition with, the Mergers or any other transactions contemplated by the Merger Agreement, and against any action or agreement that would prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Richard Barton and Lloyd Frink, the Executive Chairman and Vice Chairman, respectively, of the Zillow Board (the “Founders”), who are also the only holders of Zillow’s Class B Common Stock, entered into a voting agreement with each other (the “Zillow Voting Agreement”) pursuant to which the Founders have agreed, among other things, to vote their respective shares of Zillow Class B Common Stock for the approval of the Merger Agreement, against any proposal made in opposition to, or in competition with, the Mergers or any other transactions contemplated by the Merger Agreement, and against any action or agreement that would prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. In the Merger Agreement, Zillow has agreed to undertake such actions as are necessary or advisable to cause the shares of Zillow Class B Common Stock that are subject to the Zillow Voting Agreement to be voted in accordance with the terms of such agreement.

The individuals signing the Trulia Voting Agreements currently beneficially own an aggregate of approximately 7.4% of the outstanding Trulia Common Stock, and the individuals signing the Zillow Voting Agreement currently control a majority of the voting power of Zillow’s outstanding common stock. The foregoing description of the Trulia Voting Agreements and the Zillow Voting Agreement is not complete and is subject to and qualified in its entirety by reference to the form of Trulia Voting Agreement and the Zillow Voting Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and the terms of which are incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and HoldCo will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

2.1	Agreement and Plan of Merger, dated July 28, 2014, among Zillow, Inc., Zebra Holdco, Inc. and Trulia, Inc.*

99.1	Form of Trulia Voting Agreement

99.2	Voting Agreement, dated as of July 28, 2014, between Richard N. Barton and Lloyd D. Frink*

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Zillow agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZILLOW, INC.

By:	/S/ SPENCER M. RASCOFF
Name: Spencer M. Rascoff
Title: Chief Executive Officer

Date: July 29, 2014

EXHIBIT INDEX

Exhibit No.	Name

2.1	Agreement and Plan of Merger, dated July 28, 2014, among Zillow, Inc., Zebra Holdco, Inc. and Trulia, Inc.*

99.1	Form of Trulia Voting Agreement

99.2	Voting Agreement, dated as of July 28, 2014, between Richard N. Barton and Lloyd D. Frink*

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Zillow agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.